

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

<u>Via E-Mail</u>
Jed Perlowin
Chief Executive Officer
Perlowin Development Corp.
7800 NW 61st Terrace
Parkland, FL 33067

>   **Re: Perlowin Development Corp.**
>   **Registration Statement on Form S-1**
>   **Filed March 7, 2014**
>   **File No. 333-194397**

Dear Mr. Perlowin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2.   On page 22 you state that you are currently a shell company. Accordingly, please disclose this on your prospectus cover page, and expand your risk factor discussion on

      page 13 to highlight any corresponding liquidity impact on your shares and on your ability to attract additional capital to implement your business plan or sustain operations.

3.   It appears that the subscription funds are being held in a non-interesting bearing trust account established by Underhill Securities Corp. for the benefit of the company, rather than an escrow account maintained by an insured depository institution. See Securities Act Rule 419(b)(1)(i). Please revise to consistently describe the nature of the account holding the subscription funds throughout the prospectus.

4.   We note your references to Underhill Securities Corp. as your escrow agent. Please tell us whether you have an escrow agreement with Underhill Securities Corp. separate from the trust agreement that you filed as an exhibit to the filing. Provide us with a legally-based analysis of whether the assets deposited into the separate bank account at Wells Fargo Bank will be subject to claims of the company's creditors. If so, provide prominent disclosure on the prospectus cover page and in the risk factors that future actions by creditors of the company may preclude it from returning subscriptions, when subscriptions for less than the minimum amount of proceeds is received.

5.   Your prospectus cover page and summary should be written in plain English. In this regard, we note that the legalistic recitation of certain elements of Rule 419 on the prospectus cover page and summary that makes the substance of the disclosure difficult to understand. Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements. You may wish to provide a cross-reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors

General

6.   Please expand your risk factors to include an appropriately captioned risk factor reflecting the fact that your auditors have expressed a going concern qualification on your financial statements and that you have no assets.

7.   Consider describing the extent to which any of these exemptions in the Jumpstart Our Business Startups Act are available to you as a smaller reporting company. For example discuss the risks associated with the exemptions that you will not be required to make the effectiveness evaluations of your internal controls over financial reports nor required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting.

Plan of Distribution, page 17

8.   You state that Underhill Securities Corp. has a net capital of "$25,000 or more as required under Rule 419 for a broker to act as an escrow agent for a 419 offering." Please confirm that such net capital was calculated in accordance with Rule 15c3-1 of the Exchange Act and that Underhill Securities Corp has maintained such net capital requirements as of a recent practicable date.

9.   We note that you plan to return monies to investors if you are unable to sell the minimum number of shares in this offering. If you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering, please supplementally tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

10.   With a view toward disclosure, please describe the process for the gathering of the subscriptions, how the determination will be made as to whether all the shares have been sold, and who has these responsibilities.

Background of Directors, Executive Officers, Promoters, page 27

11.   Please revise the description of Mr. Perlowin's professional background to disclose his employment history and the names of the organizations for which he worked during the past five years as required by Item 401(e) of Regulation S-K. For example, it appears that Mr. Perlowin served as an officer of Bioswan, Inc., as recently as October 21, 2013, yet such professional experience is not disclosed in the prospectus. We also note that Mr. Perlowin appears to serve as an officer or director for a number of other entities organized in Nevada which are also not disclosed in the prospectus.

Executive Compensation, page 28

12.   Please revise to disclose the executive compensation for the fiscal year ended December 31, 2013. Your current disclosure relates only to the 2014 fiscal year. See Item 402(m) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jed Perlowin
Perlowin Development Corp.
April 3, 2014
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Attorney Advisor, at (202) 551-3853, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via-Email
        Harold Gewerter, Esq.